

 CALYX
cultivation technologies



# The
# PROBLEM

Traditional farming struggles to provide for growing populations due to environmental changes.

Increases in natural disasters, changing weather patterns, infrastructure settlements and ground degradation reduce the quality and quantity of our food supply.

# The Solution

Calyx brings new proprietary AI lighting technology to the indoor agriculture industry.

This compliments our single source multi spectrum patents. We have the ability to control the growth and behavior of plants.

*Calyx enables a farmer to control the weather.*










**CALYX**
cultivation technologies



# Why Calyx?

- We *Invent the Technology*

- We *do the Research & Development*

- We *Oversee Every Step of Quality Control*

- We *Test it in our Own Onsite Grow Room Facility*

- We *MANUFACTURE the LED and the Fixtures Right Here in the USA!*

- We *are Flexible like a Boutique but Possess Large Scale Manufacturing Capabilities*

*...all of this right outside our back door in Houston, Texas*

# What We Do...



We create and exclusively provide proprietary
LED grow lights to take the guesswork out of indoor
farming for both novice and professional growers.

Our high quality AI fixtures automatically fine tune lighting
spectrums to provide the optimal environment for healthy,
sustainable crops.

Calyx doesn't just create light...

*Calyx Creates Life!*

# Why Indoor Agriculture?



**Vertical & indoor farming are the only viable solutions to combat the threat of food quality & quantity shortages.**

- This Market is Not A Want or Desire – *it is an Absolute Need*
- Quickly Growing and Expanding Industry
- Increasing Frequency of Natural Disasters
- Ever Exploding World Population
- Changing Weather Patterns
- Loss of Suitable Farm Land
- Soil Mineral Depletion

# Why Now?

Indoor Agriculture is proposed to grow RAPIDLY in the coming years. Our one-of-a-kind AI technology is unlike any other on the market. Years of R & D have provided us better understanding of how to grow indoors and Calyx is positioned to affect the direction of the grow light industry. Convergence of several new factors that contribute to the growth of the Indoor Farming market include legislation change, pesticide and chemical hazard awareness, and the desire to put healthier food on our plates and in our body.

## Benefits of Vertical Factory Farms vs. Other Methods

|  | Outdoor | Greenhouse | Vertical Farm |
|---|---|---|---|
| Growth Cycle | 70 days | 40-50 days | 20 days |
| Water Consumption per crop | 35 l | 15 l | 1,5 l |
| Number of crops per sq. meter | 18 | 25 | 250-300 |
| Crop Cycles | Seasonal | Seasonal | All year |
| Pesticides/Herbicides | Often | Less often | None |
| Location | Open field | Open field | Anywhere |
| Post Harvest Handling | High | Medium | Low |

*Source: Urban Crops*





CALYX
cultivation technologies

Houston Grow Facility






# Forecasted Market Growth

**Growth in the Trend of Year-Round Crop Production to Drive the Indoor Farming Technology Market**



USD 25.40 Billion

CAGR 9.65%

USD 40.25 Billion

## ATTRACTIVE MARKET OPPORTUNITIES

- The indoor Farming technology market was valued at $23.75 billion in 2016, and is projected to reach $40.25 billion by 2022, at a compound annual growth rate (CAGR) of 9.65% during the forecast period. *Reported by Markets and Markets.*
- Growth in demand for fresh and nutritious food and the need for higher yield using limited space are key drivers fueling the growth of the indoor farming technology market.
- Agreements, contracts, new product launches, and expansions were the dominant strategies adopted by key players to capitalize on the strong market potential.

# Use of Raised Funds

## $150,000

30% Sales, Business Development/Marketing:
• Hire additional sales person, draw/commission, hire business developer, purchase ads in industry magazines

41% Raw Materials:
• Finish LEDs and bodies for assembly of new fixtures, develop quick turn for cash flow

10% Research & Development Support:
• Continue back-end work for new AI patented fixture

11.5% Working Capital:
• Support of operations

7.5% WeFunder Intermediary Fees

## $1,000,000

19% Business Development/Marketing:
• Hire Managers for Business Development & Marketing (traditional, web, design)
• Social media and Industry magazine ads
• Schedule 3 industry shows

36% Raw Materials:
• Manufacture LED chips and fixture bodies (3 commercial, 2 consumer)
• Hire 3 assembly personnel

15% Sales Personnel:
• Hire 2 Regional Sales Managers to oversee and direct distributors, resellers, retailers, and corporate clients
• Hire 2 sales personnel, draw/commission

10% Continue R&D:
• Support patents, maintain grow room, complete AI software & prototypes

12.5% Working Capital:
• Support of operations

7.5% WeFunder Intermediary Fees

# Partnering with **CALYX**

*is like planting a seed*

*& growing money.*



Contact John C. Higgins for further information at  jchiggins@calyxcultivation.com